EXHIBIT 20

                                                      Frontier Corporation
frontier LOGO

                                                      180 South Clinton Avenue
                                                      Rochester, NY 14646

FOR IMMEDIATE RELEASE


        Frontier Corporation and ALC Communications Corporation Announce


                         Definitive Agreement to Merge


                  $1.8 Billion Deal Creates Fifth Largest

                        Long Distance Company in U.S.



New York, NY, April 10, 1995 -- Frontier Corporation (NYSE:FRO) and ALC

Communications Corporation (AMEX: ALC) today announced the two companies have signed a definitive agreement to merge, creating the fifth-largest long distance company in the U.S. This transaction firmly establishes the combined company,

which will operate under the name Frontier Corporation, as a nationwide leader in this rapidly consolidating high-growth industry. This synergistic merger of equals will create a combined company with consolidated revenues approaching

$2 billion, and long distance revenues in the $1.4 billion range -- ranking the new company behind only AT&T, MCI, Sprint and LDDS. The Boards of Directors of both companies have approved the merger.



Under the terms of the merger agreement, shareowners of ALC will receive a total of 79.3 million shares (equivalent to 49% of the combined company's shares) of Frontier common stock, or 2.0 shares of Frontier for each share of ALC stock. Based on the approximately 39.7 million

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shares of ALC stock outstanding and the closing stock price of Frontier on

Friday, April 7,1995, the transaction will have a total value of approximately

$1.8 billion. The merger is intended to qualify as a tax-free reorganization and a "pooling of interests" for accounting and financial purposes.



"With this merger, Frontier is superbly positioned as an emerging force in the high-growth long distance telephone industry," said Ronald L. Bittner, Chairman and Chief Executive Officer of Frontier. "By combining the rapidly expanding long distance businesses at Frontier and ALC, we have achieved critical size and scope -- two strategic elements necessary for long-term success in this industry. On its own, each company has a demonstrated track record of superior revenue and customer growth in the long distance industry and now together, we expect to be at the forefront of the changing telecommunications landscape."



"This combination is a perfect fit of operating philosophies, cultures,

products, and services," said John M. Zrno, President and Chief Executive

Officer of ALC. "ALC, like Frontier, has successfully focused its strategy on bundling a portfolio of high-quality, integrated communications services to its customers. By creating an even more powerful long distance franchise, we expect additional opportunities to provide these bundled services."



The merger of Frontier and ALC brings together two success stories and immediately creates one of the most innovative telecommunications companies in the U.S. Frontier's $500 million long


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distance business, its strong financial condition, superior cash flow and loyal customer base are a natural fit with ALC's established position as one of the best managed and fastest growing companies in the long distance industry.

The combined company will serve nearly two million customers throughout the U.S.



Executives from both Frontier and ALC will assume critical management roles at the new company, creating one of the strongest and most progressive management teams in the industry. The structure of the new management team is:

Ronald L. Bittner, Chairman of the Board and Chief Executive Officer; John M.

Zrno, Vice Chairman of the Board; William H. Oberlin, President and Chief

Operating Officer; Marvin C. Moses, Chief Financial Officer; Louis L. Massaro,

Chief Administrative and Technology Officer; Dale M. Gregory, President, Long

Distance; Jeremiah T. Carr, President, Telephone; and James Whelehan, President,

Wireless.  Messrs. Zrno and Oberlin, as well as two of ALC's current outside

Directors will join the enlarged Frontier Board. The company will appoint a transition team consisting of senior officers which will oversee organizational issues and assure the integration of the combined long distance customer base.



The ALC senior management team has signed long-term employment contracts with

Frontier, effective upon completion of the transaction.



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Both companies expect to report first quarter results within 10 days. ALC expects to report results that are somewhat ahead of current analyst expectations, while Frontier expects its results to be in line with current

Wall Street earnings expectations. Based On current Wall Street estimates and targeted synergies of at least $40 million annually, the company would experience greater than 10% earnings dilution in 1995 as a result of this transaction, diminishing significantly in 1996 to less than 5% and becoming accretive to earnings in 1997. "Our plan is to reduce costs through significant network efficiencies, lowering corporate expenses and overhead, and combining operations. At the same time we will be increasing revenues by reducing customer attrition and cross-selling each others' products to a larger customer base,"

said Mr. Bittner.



The combined company will have total consolidated long distance, local and cellular revenues approaching $2 billion and more than 6,500 employees throughout the U.S. Long distance revenues are expected to account for approximately 70% of the total.



This merger represents fulfillment of the two companies objectives and allows the combined company to expand aggressively into the domestic and international long distance business. In addition to this merger, Frontier recently completed the acquisition of American Sharecom and is expected to close on the announced

WCT Communications acquisition in May 1995. ALC has also recently completed the acquisition of ConferTech International, Inc.



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At the Frontier Board of Directors meeting which approved the merger agreement,

the Directors also adopted a Shareowner Rights Plan, which protects existing shareowners from unsolicited and unreasonable takeover offers. ALC's Board of

Directors approved a similar rights plan several months ago.



The merger is subject to the approval of shareowners of Frontier and ALC at separate meetings anticipated in August, 1995 and other customary conditions.



Frontier recently increased its dividend in December, 1994 and the company anticipates no change in its dividend policy as a result of this merger.



Advisors on the transactions were Lazard Freres & Co. for Frontier Corporation and Salomon Brothers for ALC Corporation.



Frontier is a provider of integrated telecommunications solutions to more than

1.5 million customers through its long distance, local telephone and wireless communications operations. Incorporated in 1920 as Rochester Telephone

Corporation and named Frontier on January 1, 1995, the company's landmark Open

Market Plan makes it the first in the nation to open a local telephone market to competition.


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ALC, through its wholly-owned subsidiary Allnet Communications Services,

Inc. provides long distance products and services to small to medium-sized business customers nationwide. Recently, Allnet announced the offering of cellular and paging services to customers nationwide and continues to focus on expanding communications services both domestically and internationally.


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For more information, contact:

               ALC                               Frontier
               ---                               --------


               Media/Investors                   Investors

               Marvin C. Moses                   Louis L. Massaro
               Chief Financial Officer           Chief Financial Officer
               (810) 433-4999                    (716) 777-7940

               David J. Thomas                   Philip H. Yawman
               VP- Treasurer                     Manager, Investor Relations
               (810)433-4935                     (716) 777-6179

                                                 Media

                                                 John Purcell
                                                 Corporate Vice President
                                                 (716) 777-7944

                                                 Catherine A. Duda
                                                 VP Corporate
                                                 Communications
                                                 (716) 777-5897


                                                 Linda Crociata
                                                 Manager, Corp.
                                                 Communications
                                                 (716) 777-7693